# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Purple Innovation, Inc., CIK 0001643953
CUSIP: 74640Y106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4100 N. CHAPEL RIDGE RD, SUITE 200, LEHI, Utah (UT), 84043
Date of event which requires filing of this statement: 05/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001206264

## Reporting persons
- SOMNIGROUP INTERNATIONAL INC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (6.88% of the class)
  Comment: Consists of 8,000,000 shares of Class A Common Stock that could be acquired upon exercise of warrants of Purple Innovation, Inc. (the "Issuer") at an exercise price of $1.50 per share, subject to adjustment. Calculated based upon 108,243,946 shares of Class A Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on July 30, 2025.

## Item 1. Issuer
Name of issuer: Purple Innovation, Inc.
Address of issuer's principal executive offices: 4100 N. CHAPEL RIDGE RD, SUITE 200, LEHI, UT, 84043

## Item 2. Person Filing
Name of person filing: SOMNIGROUP INTERNATIONAL INC.
Address of principal business office or, if none, residence: 1000 TEMPUR WAY, LEXINGTON, KY, 40511
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,000,000
Percent of class: 6.88%
Sole power to vote or to direct the vote: 8,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SOMNIGROUP INTERNATIONAL INC.: /s/ Bhaskar Rao, Executive Vice President & Chief Financial Officer (08/14/2025)